



Patrick Casey · 3rd

Financial Operations Manager @
Arqlite - Innovation for the planet

Talks about #startup, #fundraising, and
#sustainability

Los Angeles Metropolitan Area ·

Contact info

825 followers · **500+ connections**

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Arqlite

**Syracuse University - Martin
J. Whitman School of...**

About

Patrick Casey is a seasoned finance professional with over nine years of
experience. He is currently the Financial Operations Manager at Arqlite, a
recycling technology company developing high-efficiency materials fc ... see more

Experience



Financial Operations Manager
Arqlite · Full-time
Sep 2020 – Present · 1 yr



Operations Lead
HASH · Full-time

Oct 2019 – Feb 2020 · 5 mos
New York, NY



Morgan Stanley
7 yrs 10 mos

Director, Syndicates Accountant
Full-time
Jan 2018 – Oct 2019 · 1 yr 10 mos
New York, NY

Associate, Syndicate Accountant
Full-time
Jan 2015 – Dec 2017 · 3 yrs
New York, New York

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Summer Intern, Par Loan Trade Support
Morgan Stanley · Internship
Jun 2011 – Aug 2011 · 3 mos
New York, NY



Summer Intern, Procurement Operations
Cardinal Health · Internship
Jun 2010 – Aug 2010 · 3 mos
Bedford, MA

Show 1 more experience ⌄

Education



Syracuse University - Martin J. Whitman School of Management
BS, Entrepreneurship & Emerging Enterprises, Finance, and Accounting (triple major)
2008 – 2011
Activities and Societies: Investment Club-Vice President, SIFE (Credit Smart)-Team Leader

Licenses & certifications



Create a Go-To-Market Plan
LinkedIn
Issued Apr 2020 · No Expiration Date



Digital Transformation
LinkedIn
Issued Apr 2020 · No Expiration Date



Kauffman Fellows
Kauffman Fellows
Issued Apr 2020 · No Expiration Date
Credential ID 7106-1910242

See credential

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Volunteer experience



Volunteer
New York Road Runners
Sep 2017 – Present · 4 yrs
Health

Responsible for setup, breakdown, and clean up of hydration stations before and after the race. During the race, I was distributing water and Gatorade to runners.

Events:
Queens 10K - June 2018
Bronx 10 Mile - Sept 2017

Volunteer
New York Cares Red Hook Recreation Center Revitalization
Jun 2018 – Present · 3 yrs 3 mos
Social Services

Brought new life to Red Hook recreation community pool by applying a fresh coat of paint to revitalize the community pool. The pool is approximate dimensions 300 feet long by 100 feet wide.

Volunteer

Transplant Forum at Columbia University Medical Center

Jun 2017 – Present · 4 yrs 3 mos

Health

Supported the forum by helping with event registration, guest engagement, ushered guests from the pavilion to the lecture hall.

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Skills & endorsements

Microsoft Excel · 13

 Endorsed by **3 of Patrick's colleagues at Morgan Stanley**

 LinkedIn Skill Assessment badge

Financial Modeling · 11

Diego Waichman and 10 connections have given endorsements for this skill

Microsoft Office · 11

Endorsed by **Diego Waichman, who is highly skilled at this**

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